Mail Stop 3561

July 1, 2008

<u>Via Fax & U.S. Mail</u>

Mr. George Economou
Chief Executive Officer and Interim Chief Financial Officer
80 Kifissias Avenue
GR 15125 Amaroussion, Greece

    Re: **DryShips Inc.**
            Form 20-F for the year ended December 31, 2007
            Filed March 31, 2008
            File No. 001-33922

Dear Mr. Economou:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

            Sincerely,

            Joseph A. Foti
            Senior Assistant Chief Accountant

VIA FACSIMILE:
Elizabeth Park
Seward & Kissel LLP
(212) 480-8421